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                             June 29, 2021

       Anthony Georgiadis
       Chief Financial Officer
       Green Thumb Industries Inc.
       325 W. Huron Street, Suite 700
       Chicago, IL 60654

                                                        Re: Green Thumb
Industries Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            File No. 000-56132
                                                            Filed March 18,
2021

       Dear Mr. Georgiadis:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 9A. Controls and Procedures, page 80

   1. We note your Form 10-12G automatically went effective and you filed the required Form
                                                        10-K for the fiscal
year ended December 31, 2019 on April 15, 2020. It appears that your annual report for the
fiscal year ended December 31, 2020 represents your second annual report. As a result,
pursuant to paragraph 1 of the Instructions to Item 308 of Regulation
                                                        S-K, you are required
to comply with Item 308(a) of Regulation S-K. Please file a full amendment to your Form
10-K to include management's report on internal control over financial reporting,
including management's assessment of the effectiveness of your internal control over
financial reporting as of December 31, 2020, as required by Item
                                                        308(a) of Regulation
S-K. In addition, please consider whether management s failure to provide the required
report impacts your disclosure controls and procedures conclusion as of the end of the
period. Together with your amended filing, please include all required certifications that are
dated as of the date you file your amendment.
 Anthony Georgiadis
Green Thumb Industries Inc.
June 29, 2021
Page 2
Exhibits

2. We note that the certifications provided in Exhibits 31.1 and 31.2 do not include the language relating your internal control over financial reporting in paragraph 4 and do not include paragraph 4(b) in its entirety. In the requested amendment, please provide revised certifications that include the required information. Refer to Item 601(b)(31) of
         Regulation S-K. This comment also applies, in part, to your Form 10-Q for the period ended March 31, 2021.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch
Chief at (202) 551-3662 with any questions.



FirstName LastNameAnthony Georgiadis                          Sincerely,
Comapany NameGreen Thumb Industries Inc.
                                                              Division of
Corporation Finance
June 29, 2021 Page 2                                          Office of Life
Sciences
FirstName LastName